Exhibit 1

First Quarter 2021 Earnings Webcast April 28, 2021

2

About projections and forward-looking statements

Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the "Company" or "Vista") can be found in the "Investors" section on the website at www.vistaoilandgas.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission ("SEC"), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission ("CNBV") or an exemption from such registrations.

This presentation does not contain all the Company's financial information. As a result, investors should read this presentation in conjunction with the Company's consolidated financial statements and other financial information available on the Company's website. All the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this presentation has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, "Affiliates"), members, directors, officers or employees or any other person (the "Related Parties") as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes "forward-looking statements" concerning the future. The words such as "believes," "thinks," "forecasts," "expects," "anticipates," "intends," "should," "seeks," "estimates," "future" or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations – including Vista's anticipated performance and guidance for 2021 included in slide No. 12 of this presentation – are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements.

Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista's business can be found in Vista's public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista's Investor Relations website, in addition to following Vista's press releases, SEC filings, public conference calls and webcasts.

VISTA OIL&GAS

Q1 2021 key metrics and highlights Strong y-o-y performance in line with 2021 guidance 34.1 Mboe/d 26.4 Mbbl/d 116 $MM 7.5 $/boe +29% y-o-y +56% y-o-y +58% y-o-y (24)% y-o-y Production (1) Oil Production Revenue Lifting Cost 58 $MM 78 $MM 163 $MM 386 $MM +131% y-o-y +9% y-o-y Adj. EBITDA (2) CAPEX (3) Cash at end of period Net debt (4) [Graphic Appears Here] (2) (1) xcludes period + flared Income gas, tax injected (expense) gas / and benefit gas + consumed Financial in results, operations net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments (3) (4) MM) s + Non-current borrowings (352.7$MM) – Cash and cash equivalents (163.4 $MM) = 386.5 $MM

Production Growth driven by activity ramp-up: 12 new wells tied-in in Bajada del Palo Oeste since Q3-20 TOTAL PRODUCTION (1) Mboe/d +29% +11% 34.1 30.6 26.5 Q1-20 Q4-20 Q1-21 OIL PRODUCTION Mbbl/d +56% +15% 26.4 23.1 17.0 Q1-20 Q4-20 Q1-21 NATURAL GAS PRODUCTION MMm3/d (19)% 1.41 +2% 1.12 1.14 Q1-20 Q4-20 Q1-21 â–ª Strong increase in oil production of 56 % y-o-y and 15% q-o-q, driven by solid performance of the Bajada del Palo Oeste development â–ª Total production increased 29% y-o-y and 11% q-o-q, reaching 34.1 Mboe/d, our highest production in a single quarter (1) LPG production in Q1 2021 totaled 435 boe/d, compared to 518 boe/d in Q4 2020 and 645 boe/d in Q1 2020

5

Revenues and pricing

Strong y-o-y improvement driven by increase in oil production and higher realized oil prices

REVENUES


$MM
+58%
+46%
115.9
73.3
79.5
Q1-20
Q4-20
Q1-21

- 58% y-o-y increase driven by boost in crude oil production
- Sequential increase of 46% also reflecting improvement in realized prices

AVERAGE CRUDE OIL PRICE


$/bbl
+6%
+13%
45.5
43.0
40.1
Q1-20
Q4-20
Q1-21

- 46% of crude oil sales were to export markets
- Q1-21 prices were locked in when Brent was trading at 45-50$
- Already locked-in Q2-21 sales with realized oil price of ~53 $/bbl

AVERAGE NATURAL GAS PRICE


$/MMBtu
(9)%
2.2
+25%
2.0
1.6
Q1-20
Q4-20
Q1-21

- De-regulated gas price decrease to 1.2 $/mmbtu was offset by Plan Gas summer price of 2.7 $/MMBtu impacting 64% of total volumes

VISTA OIL&GAS

Lifting Cost Already below 8 $/boe, in line with 2021 guidance LIFTING COST (1) $MM LIFTING COST PER BOE $/boe (3)% +2% 23.8 22.6 23.1 Q1-20 Q4-20 Q1-21 (24)% 9.9 (6)% 8.0 7.5 34.1 30.6 26.5 Q1-20 Q4-20 Q1-21 Lifting cost per boe Total production (Mboe/d) Production growth in Bajada del Palo Oeste continues to dilute lifting cost per barrel, driving a reduction of 24% y-o-y and 6% q-o-q (1) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs

7

Adjusted EBITDA

Solid Adj. EBITDA margin improvement driven by cost efficiency and pricing



ADJ. EBITDA (1)
$MM
+131%
+62%
58.3
35.9
25.3
Q1-20
Q4-20
Q1-21



ADJ. EBITDA MARGIN
%
+16pp
+5p.p.
50%
45%
34%
43.0
40.1
45.5
Q1-20
Q4-20
Q1-21
Adj. EBITDA margin
Realized crude oil price ($/bbl)



NETBACK (2)
$/boe
+81%
+50%
19.0
12.7
10.5
30.4
28.2
37.8
Q1-20
Q4-20
Q1-21
Netback
Revenues per boe (3)

- Adj. EBITDA increased 131% y-o-y, driven by boost in revenues amid stable lifting cost
- Adj. EBITDA margin up 16 pp y-o-y at similar oil prices with a higher mix of oil production (from 64% in Q1-20 to 78% in Q1-21)
- Cost optimization and improved pricing allowed us to almost double netback y-o-y

(1) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments
(2) Netback = Adj. EBITDA divided by total production
(3) Revenues per boe = Total revenues divided by total production

VISTA OIL & GAS

Financial overview Strong cash flow from operations and successful liability management to extend debt maturities Q1 2021 CASH FLOW EVOLUTION (1) $MM Beginning of period Operating activities Investing activities Financing activities End of period cash position cash flow cash flow cash flow (2) cash position HIGHLIGHTS Strong cash flow from operations, which increased 35% q-o-q and 74% y-o-y Cash flow from investing activities was $MM, in line with capex activity of $MM Raised 75 $MM in bond issuances in the Argentine capital market – proceeds used to replace loans with shorter maturities, extending average life from 1.8 to 2.2 years Cash is defined as Cash and cash equivalents For the purpose of this graph, cash flow from financing activities is the sum of: (i) cash flow from financing activities for (0.9) $MM; (ii) effects of exchange rate changes on the balance of cash held in foreign currencies for 6.2 $MM; and (iii) the variation in Government bonds for (1.5) $MM

9

Bajada del Palo Oeste development

Continued improvement in well cost drives development cost close to 7 $/boe

D&C COST PER WELL (1)


$MM
(45)%
17.4
15.9
14.3
11.4
10.9
9.9
9.5
Pad
#1
#2
#3
#4
#5
#6
#7

- Pad #7, tied-in late March, confirms continued progress in drilling and completion metrics, driving cost per well down to 9.5 $MM (1)
  - Drilling speed down to ~17 days per well, from 35 days per well in pad #1 (1,122 ft/day and 477 ft/day, respectively)
  - Completion cost down to ~110 M$/stage, from ~220 M$/stage in pad #1
- After 360 days, wells continue to perform solidly above type curve (Pads #1 and #2)
- Bajada del Palo Oeste shale production was 21.1 Mboe/d in Mar-21, boosted by tie-in of pad #6 in Feb-21, which is in line with type curve after initial 60 days of production

CUMMULATIVE PRODUCTION PER WELL (1)


Mboe
Vista Type Curve (2)
Vista Average Well (3)
+22%
224
275
+15%
365
418
180 Days
360 Days

TOTAL SHALE PRODUCTION


Mboe/d
25
20
15
10
5
0
#1
#2
#3
#4
#5
#6
#7
Feb-19
May-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
1 Shut-in shale oil wells due to lower demand amid Covid-19 pandemic
2 Partial shut-in of pads #1, #2 and #3 during completion of pad #4
Pad tie-in

(1) Normalized to a standard well design of 2,800 mts lateral length and 47 frac stages well
(2) EUR: 1.52 MMboe
(3) Normalized average cumulative production of wells in pads #1 to #4 for 180 days, and pads #1 to #2 for 360 days

VISTA OIL&GAS

Developing our business in a sustainable way Published inaugural 2020 report â–ª Aligned with Global Reporting Initiative (GRI) as the primary disclosure for comprehensive coverage of ESG factors and Sustainability Accounting Standards Board (SASB) for industry-specific ESG topics most relevant to financial performance and long-term value creation â–ª Signatory to the Ten Principles of the United Nations Global Compact on human rights, labor, environment and anti-corruption â–ª Board oversight of ESG strategy, with Corporate Practices Committee responsible for evaluating the ESG-related programs, policies and procedures. Committee includes two subject matter experts â–ª Conducted environmental assessment of greenhouse gas (GHG) emissions and set a baseline for the operational carbon footprint (Scope 1 and 2 emissions), to serve as a reference point to set short, medium and long-term corporate reduction goals â–ª Safety is bedrock of organization; operating with the highest oil & gas industry standards in accordance with IOGP and IPIECA â–ª Our “One Team” approach seeks to build strategic alliances for the provision of critical long-term services/supplies with suppliers based on their high working standards, to work fully aligned with Vista and jointly run our operations sustainably Focusing our sustainable development to contribute towards 8 of the 17 UN SDG goals

11

Select key ESG achievements

Embedded sustainability in our business strategy

ENVIROMENTAL PERFORMANCE

GHG
emissions inventory completed for 2019 and 2020, with a total of 416,700 tons of CO2e of Scope 1 and Scope 2 emissions in 2020

99%
of total hydrocarbon production transferred by pipelines, minimizing trucking transportation

0%
water and oil routine trucking in the Bajada del Palo Oeste shale development project

100%
use of sand boxes to handle proppant on location, minimizing the amount of silica in the air

SOCIAL PERFORMANCE

50%
of 2020 new hires were women

100%
reworked safety standards since operations takeover in 2018

$345,000 +
social contribution to the communities where we operate, in Argentina and Mexico, including donations to mitigate the COVID-19 pandemic

SAFETY PERFORMANCE

0 fatalities

0.38 TRIR
accomplished our ambition to reach TRIR < 1 in line with Tier 1 International oil & gas company performance

571 Hours
of HSE training sessions

90%
reduction in TRIR since operations takeover in 2018

GOVERNANCE AND COMPLIANCE

100%
of our employee's short-term incentive compensation include a relevant component of sustainability goals

100%
of Board committee seats (Audit Corporate Practices and Compensation) covered by independent Board members

67% of Board members
are independent

340 training hours
on human rights awareness

100%
of Vista employees and relevant contractors signed the Code of Ethics and Conduct

VISTA OIL & GAS

On track to deliver on 2021 guidance Shale oil wells Production Lifting cost Adj. EBITDA (1) CAPEX Gross debt (2) 2021 guidance 16 wells tied-in 37.0—38.0 Mboe/d <8.0 $/boe 275 $MM 275 $MM ~500 $MM YTD progress 8 wells already tied-in and performing in line with type curve 4 additional wells already drilled and waiting for completion Steady sequential growth in line with guidance On track to deliver 37-38 Mboe/d on average Below 8 $/boe in Q1-21 Q1-21 consistent with guidance Tie-in of first 2 pads and lock-in of Q2-21 prices put us on track to finish 1H-21 ahead of guidance Q1-21 execution in line with guidance Marginal gross debt increase in Q1-21 Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments Excludes accrued interest

Closing remarks Ebitda D&c On track to deliver on 2021 guidance

THANKS! Q&A